October 15, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Abby Adams and Christopher Edwards

Re:	SIGNA Sports United B.V.

Amendment No. 2 to Registration Statement on Form F-4

Filed October 15, 2021

File No. 333-257685

On behalf of our client, SIGNA Sports United B.V. (the “Company”), we set forth below the Company’s responses to the letter, dated September 24, 2021 (the “Comment Letter”), containing the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Amendment No. 1 to Registration Statement on Form F-4 filed with the Commission by the Company on August 31, 2021 (the “Registration Statement”).

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing Amendment No. 2 to the Registration Statement on Form F-4/A (the “Amendment”) through EDGAR concurrently with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

In order to facilitate your review of our responses, we have restated each of the Staff’s comments from the Comment Letter in bold and italics below, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth our responses to each of the Staff’s comments immediately below the corresponding numbered comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Amendment No. 1 to Registration Statement on Form F-4 filed August 31, 2021

Notice of Extraordinary General Meeting, page 1

1.

We note your response to prior comment one. Please revise to include the ownership percentage of the relevant parties in the notice. Please also revise the potential ownership elsewhere that it is disclosed in the registration statement to present total potential ownership assuming exercise and conversion of all securities.

Response: The Company acknowledges the Staff’s comment and has added disclosure to address the same in the notice on page 4 et seq. and on pages 14, 32, 122 et seq. and 147 et seq. of the Amendment.

What vote is required to approve . . ., page 15

2.

We note your response to comment 4 and your revision to this section where you indicate that “votes will be required” from the public shareholders. Please disclose the number of votes from public shareholders required to approve the business combination proposal and merger proposal.

Response: The Company acknowledges the Staff’s comment and has added disclosure to address the same on pages 16, 41, 111 and 331 of the Amendment.

Is there a limit on the total number of Yucaipa shares that may be redeemed?, page 19

3.

We note your response to comment 5 and that you cannot quantify the Minimum Cash Amount. Please revise to provide an estimate of the number of shares that may be redeemed before the Trust Account falls below the Minimum Cash Amount, based on reasonable estimates of the variables used in the definition of Minimum Cash Amount. We note that on page 142 you indicate in the “Maximum Redemption Scenario” that 9,567,156 shares can be redeemed.

Response: The Company acknowledges the Staff’s comment and has added disclosure to address the same on pages 20, 44, 116 and 148 et seq. of the Amendment, taking into account the increase in the Aggregate PIPE Proceeds due to the upsizing of the PIPE Financing since the filing of the Registration Statement.

Topco may not meet the NYSE’s initial listing criteria..., page 90

4.

You state that the risk discussed here will be heightened by a high level of redemption of Class A shares. So that investors understand the extent of the risk, please disclose the percentage of outstanding shares that will be in the public float assuming the maximum number of redemptions by public shareholders, as well as the value of the public float using a recent trading price.

Response: The Company acknowledges the Staff’s comment and has added disclosure to address the same on page 93 of the Amendment.

Background of the Business Combination, page 118

5.

You disclose that Yucaipa engaged Interna to provide a formal written report of its findings to the Yucaipa board and management team. If a report, opinion or appraisal materially related to the transaction has been received from an outside party and is referred to in the prospectus, your disclosure must provide the information required by Item 1015(b) of Regulation M-A, and any written materials, as well as the consent of the outside party, must be filed as exhibits. Please refer to Items 4(b) and 21(c) of Form F-4.

Response: The Company acknowledges the Staff’s comment and has removed the references to the report provided by Interna from the Amendment.

Projected Financial Information, page 130

6.

We note your response and revisions in response to our prior comment 16. However, we note additional analyses and projections in the investor presentation included in the Yucaipa Form 8-K filed on June 11, 2021 that are not included in the prospectus. As examples only, this includes projected Gross Profit and Adjusted EBITDA, as well as additional financial models and valuation analyses, such as benchmarking to projected gross margin and adjusted EBITDA, as well as the use of additional companies under the “Marketplaces” and “SaaS” categories. Please tell us whether the Board considered the additional analyses and projections included in the presentation as a factor in recommending that shareholders approve the transaction. If so, please include the additional analyses and projections in the registration statement. If the Board did not consider these analyses and projections, please tell us why and explain the material differences in the projections and analyses included in the investor presentation as compared to the disclosure.

Response: The Company acknowledges the Staff’s comment and has added disclosure to address the same on page 137 of the Amendment.

Opinion of Yucaipa’s Financial Advisor, page 132

7.

We note your response to comment 20, and we reissue the comment. Given that Moelis relied upon the Expected Synergies in issuing its fairness opinion, please either disclose the Expected Synergies or explain why you believe disclosure is not necessary for shareholders to understand the fairness opinion and assess the value of the offered securities. Please also update this section to indicate for investors the limitations of the Expected Synergies indicated by your response. For example, disclose to investors that the Expected Synergies were based on information from Wiggle that was “limited,” leading to “high level assumptions for such synergies, based on benchmarks and best-practice experience from past transactions.”

Response: The Company acknowledges the Staff’s comment and respectfully submits that we do not believe such disclosure is necessary for shareholders to understand Moelis’ fairness opinion and assess the value of the offered securities as no separate analysis was performed by Moelis on such synergies. SSU provided the expected synergies to Yucaipa as part of the financial projections and accordingly, Moelis performed its financial analysis based on the projections which reflected such synergies. We have however, added further disclosure on page 138 et seq. of the Amendment regarding such synergies. In addition, as requested and also on page 138 et seq. of the Amendment, we have included more detail with respect to the limitations of such synergies.

Redemption Rights, page 139

8.

We note your response to prior comment 22 but are unable to locate disclosure responsive to the comment. Please include disclosure in this section discussing the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: The Company acknowledges the Staff’s comment and has added disclosure to address the same on page 149 of the Amendment.

Tax Consequences of the TopCo-Yucaipa Business Combination to U.S. Holders, page 149

9.	Please include Kirkland & Ellis LLP’s tax opinion and consent as exhibits.

Response: The Company acknowledges the Staff’s comment and has included the tax opinion and consent from Kirkland & Ellis LLP as Exhibit 8.1 to the Amendment.

Unaudited Pro Forma Condensed Combined Financial Information, page 194

10.

We note your response to comment 42. Please confirm our understanding that the 14,222,018 TopCo shares to be issued to the Wiggle sellers are not part of the 246,189,168 TopCo-SSU exchange described in the second bullet point. If our understanding is correct, please revise the second bullet point here and elsewhere throughout your filing to exclude the description of the Wiggle shares, as these shares are described in the fourth bullet point.

Response: The Company acknowledges the Staff’s comment and confirms its understanding that the 14,222,018 TopCo shares to be issued to the Wiggle sellers are not part of the 246,189,168 TopCo-SSU exchange. The Company has revised the disclosure on pages 2, 30, 119, 183, 202 and 204 of the Amendment accordingly.

Business of SSU and Certain Information About SSU Overview, page 233

11.

We note your response to comment 25 and reissue the comment. Please disclose in this overview section how you define the “online specialty sports e-commerce” market. For example, clarify for investors whether the “online specialty sports e-commerce” market limited to what you refer to on page 269 as “Online sports specialist retailers,” or does it also encompass the other types of competitors your discuss in your response and on pages 269-270.

Response: The Company acknowledges the Staff’s comment and has added disclosure to address the same on pages 28, 241, 245, 274, 279 and 290 of the Amendment.

Executive Director and Chief Executive Officer Agreements, page 338

12.	We note your response to comment 38, but we are unable to locate the Services Agreement.

Response: The Company acknowledges the Staff’s comment and respectfully refers the Staff to Annex T on pages T-1 et seq. of the Amendment.

Consolidated Financial Statements of SIGNA Sports United GmbH Report of Independent Registered Public Accounting Firm, page F-49

13.

We reviewed the changes made in response to comment 41. Please ask your auditor to revise their report to include an explanatory paragraph (immediately following the opinion paragraph), which states that the previously issued financial statements have been restated for the correction of an error and references Note 8.3 to the financial statements, where the error correction is described. Refer to paragraphs .09 and .16 of PCAOB AS 2820.

Response: The Company acknowledges the Staff’s comment and has added disclosure to address the same on pages 395 and F-49 of the Amendment.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned by telephone at +49.69.74220.170 or by email at stephan.hutter@skadden.com.

Sincerely,

/s/ Stephan Hutter, Esq.
Stephan Hutter, Esq.

VIA E-MAIL

cc:	Stephan Zoll

SIGNA Sports United B.V.

cc:	Ira Tochner

Yucaipa Acquisition Corp.

cc:	Christian O. Nagler, Esq.

David B. Feirstein, P.C.

Marshall P. Shaffer, P.C.

Aslam Rawoof, Esq.

Kirkland & Ellis LLP

cc:	Howard L. Ellin, Esq.

Kenneth M. Wolff, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

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